Exhibit 13.3

FOX Business featured Miso Robotics CEO, Mike Bell on location at White Castle in Merrillville, IN in several segments last Friday including Varney & Company, Mornings with Maria, Fox Business Tonight, and Cavuto: Coast to Coast. Check out this replay:

https://lnkd.in/egWBcc67

To kick off our Series E+, we offer 10% bonus shares when you reserve an investment now and invest when the round goes live.

Visit invest.misorobotics.com to learn more and reserve shares.

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After the incredible success of our previous fundraise, we have decided to extend our Series E round.

Announcing Series E+ & Bonus Equity Offer

Starting today you can reserve shares, earn bonus shares, and join our community of over 20K shareholders. Invest.misorobotics.com